Via Facsimile and U.S. Mail
Mail Stop 6010


August 25, 2005

Mr. Barry B. Goldstein
President and Chief Executive Officer
1158 Broadway
Hewlett, NY 11557


Re:	DCAP Group, Inc.
	Form 10-K for fiscal year ended
	December 31, 2004
	Filed March 31, 2005
	File No. 000-01665


Dear Mr. Goldstein:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of
Operation,
page 13

Critical Accounting Policies, page 14

Allowance for finance receivable losses, page 15
1. Please provide to us in a disclosure type format a more detailed discussion of the nature of this allowance such as the nature of the individuals to whom you extend credit, any credit checks made prior to the decision to extend the customer credit, how accurate your allowance has been in the past, and a quantified discussion of the sensitivity of your operations to this estimate.

Liquidity and Capital Resources, page 19
2. We note that your current presentation seems to reiterate what can be read in the statement of cash flows. Please provide to us a more detailed discussion in disclosure type format of the actual activities that generate and use cash in your operations and the impact that these activities had on your cash flows. In this disclosure highlight the fact that the impact of your daily operations is not entirely reflected in "operating activities."

Consolidated Financial Statements

2.  Summary of Significant Accounting Policies, page F-7

Commission and fee income, page F-7
3. We note your discussion page 22 that you recognize contingent revenues under certain contracts. Please provide to us in disclosure type format what your accounting policy related to these arrangements is as well as the amounts recognized under these agreements for the periods presented.


Franchise Fee Revenue, page F-7
4. Please provide to us in disclosure type format all of the disclosures required by paragraphs 20-23 of SFAS 45 or tell us where the current disclosure complies with these requirements.

Finance Income, Fees and Receivables

5. Please provide to us in disclosure type format a discussion of the interest rates charged related to the "Finance contracts receivable."
Further explain to us what results in the "Deferred interest" related to these contracts along with a discussion of how your current accounting policy addresses these amounts.

11.  Revolving Credit Facility, page F-14
6. Please explain to us whether the entire finance receivable balance is eligible to be used in the calculation of the lending limit disclosed here and disclose that calculated amount.


*    *    *    *

      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
??

??

??

??

Barry B. Goldstein
DCAP Group, Inc.
August 25, 2005
Page 1